UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
__________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2007

000-29144
(Commission File Number)
__________________

ILOG S.A.
(Translation of registrant’s name into English)

9 rue de Verdun BP 85
94253 Gentilly, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____.

On November 15, 2007, ILOG S.A. (“ILOG”) issued a list of information published or given public in the course of the last 12 months.  A copy of the list of information is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On November 15, 2007, ILOG issued a description of its share repurchase program.  A copy of the description of the repurchase program is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Special Note Regarding Forward-Looking Statements

All of the statements included in the exhibits incorporated by reference herein and the information referenced therein, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause ILOG’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”of ILOG’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2007 and its other filings and submissions with the SEC, including quarterly fluctuations in our operating results and the price of our Shares or ADSs, factors adversely affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenues due to consultants with specialized technical expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of consulting engagements, which are exposed to greater risk of non-payment; our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to consummation and integration of acquisitions and minority investments, the incurrence of debt and contingent liabilities and write-off of expenses resulting from acquisitions or minority investments, the impact of dilutive share issuances, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. Unless required by law, ILOG undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in our expectations or otherwise that arise after the date hereof.

Exhibit	Description
99.1	List of information, issued November 15, 2007, by ILOG S.A. (“ILOG”), published or given public in the course of the last 12 months.
99.2	Description of ILOG’s share repurchase program, issued November 15, 2007, by ILOG.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Jerome Arnaud
Name: Jerome Arnaud
Title: Chief Financial Officer

Date:     November 19, 2007